Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

October 6, 2023

VIA EDGAR

Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re: Global X Funds
File No. 811-22209

Dear Ms. McDonough:

This letter responds to the August 30, 2023 telephonic comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Global X Funds’ (the “Registrant”) Form N-CSR for the fiscal year ended November 30, 2022 (accession No. 0001140361-23-038571) related to the Registrant’s series, the Global X Thematic Growth ETF (the “Fund”). We have restated the Staff’s comment as we understand it below, with the Registrant’s response immediately following.

1.Comment: Please supplementally discuss the Registrant’s analysis of ASC 250 Accounting Changes and Error Corrections in determining the appropriate presentation of acquired fund fees and expenses (“AFFE”) in the Fund’s financial highlights.

Response: In response to the Staff’s comment given on April 7, 2022 and May 16, 2022 (reproduced in full below), and in accordance with the Staff’s views expressed in AICPA Expert Panel meeting minutes, dated May 16-17, 2022 and June 18-19, 2022, and what we believe to be the common understanding of the Registrant and the Staff at that time, the Registrant prospectively reflected credits to the Fund related to AFFE, made pursuant to the Fund’s Supervision and Administration Agreement, as being closely related to realized and unrealized gains/losses on investments, and the Registrant reflected via footnote to the audited financials what net expenses would have been in prior years had credits related to AFFE been considered closely related to realized and unrealized gains/losses on investments at that time. Given that this decision was made pursuant to what we understood to be consistent with the joint understanding of the Registrant and the Staff, and was ultimately consistent with Staff views expressed in the AICPA Expert Panel meeting minutes, the Registrant believes its presentation of AFFE in the Fund’s financial highlights is appropriate.

Response to Staff Comment given on April 7, 2022 and May 16, 2022, filed August 4, 2022

Comment: With respect to the GX Thematic Growth ETF, the Staff questions whether inclusion of negative expenses is an appropriate presentation under GAAP. As the Staff looked at this

U.S. Securities and Exchange Commission
Attention: Melissa McDonough
October 6, 2023

issue, in its view, payments should be included in the portion of the financial statements that most closely relates to the line item. The statement of operations do not include AFFE. Consider an evaluation as to whether the payments are more closely associated with other areas of the financial statements.

Response: In evaluating the portion of the financial statements that most closely relate to the AFFE expenses borne by the Adviser, the Registrant believes that, to date, such covered AFFE expenses should be considered to most closely relate to the ordinary expenses line item associated with the Fund management fee. Although, under GAAP, AFFE is not included in the statement of operations, N-1A requirements related to disclosure of AFFE appear to indicate a historical Commission-level view that AFFE are closely tied to disclosure of Fund expenses, and investors are therefore encouraged by such disclosure requirements to view AFFE as an expense item comparable to management fees in connection with their investment in a Fund. As a result, showing negative net expenses and a negative net expense ratio may actually give the reader a clearer overall picture of the net “fee” the investor is paying at the Fund level itself, since the investor is encouraged to view total fees as a combination of Fund fees and indirect fees. The Registrant is not aware of any specific accounting guidance that dispositively addresses the accounting treatment for such an arrangement and believes that this view is consistent with one possible approach for such an arrangement articulated in the May 20, 2014 AICPA Expert Panel meeting minutes. While the Registrant continues to believe that traditional waivers of management fees are best characterized as relating to and offsetting the ordinary expense of the management fee, in response to the Staff’s comment and other Staff guidance based on the Registrant’s understanding of certain industry-wide discussions on this topic, the Registrant has considered as an alternative, whether such future credits can also be considered closely associated with other areas of the financial statements, including closely related to realized and unrealized gain/loss on investments. As such, the Registrant confirms that, pending finalization of certain AICPA Expert Panel meeting minutes and as discussed in more detail with the Staff, it will prospectively reflect such credits related to AFFE for the Global X Thematic Growth ETF and other Funds for which the Adviser bears AFFE pursuant to the Supervision and Administration Agreement, as being closely related to realized and unrealized gain/loss on investments consistent with its current understanding of recent Staff guidance relayed to industry participants.

Please do not hesitate to contact me at (646) 716-3239 if you have any further questions.
Respectfully submitted,

/s/ Susan D. Lively
Susan D. Lively, Esq.

cc: Eric S. Purple, Esquire